

April 26, 2012

Via E-mail
Ms. Mary Ann Scully
Chief Executive Officer
Howard Bancorp, Inc.
6011 University Boulevard, Suite 370
Ellicott City, MD 21043

> **Re: Howard Bancorp, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 2, 2012**
> **File No. 333-178204**

Dear Ms. Scully:

We have reviewed your filing received April 2, 2012 and your response letter dated March 30, 2012. We have the following comments.

General

1.   We note that you are relying on Rule 415 to sell securities on a delayed or continuous basis; please tell us the subsection upon which you are relying to qualify for this Rule.

2.   Please include a section that discusses the Emerald and Battlefield private placements and any material closing conditions.

3.   We note your disclosure in exhibits 10.17 and 10.18 that the private placements will only close if the issuer raises $6 million in aggregate proceeds from sales, including proceeds from the sale of the private placement shares. This closing condition appears to be ambiguous; if the investor does not purchase, this closing condition will not be met. Please clarify the intent of this condition in your disclosure.

Questions and Answers About the Rights Offering and the Public Reoffer

What is the role of Griffin Financial Group in the public offer?, page 8

4.   Please provide your analysis as to why you do not consider Griffin an underwriter in the public offering. We note that Griffin will "offer and sell shares of common stock on [your] behalf." Please see Section 2(a)(11) of the Securities Act.

<u>Private Placement, page 10</u>

5.   Please include the minimum investment threshold that must be met in order for the private placements to close.

<u>Risk Factors</u>

<u>We may not sell all or even a substantial amount of the shares…, page 28</u>

6.   Please clarify that the $6 million you reference includes the amounts invested by Emerald and Battlefield. Please also include the minimum that needs to be raised by this offering to satisfy the closing conditions of the private placement agreements.

<u>Selling Stockholder, page 112</u>

7.   For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Emerald.

8.   We note that Emerald will not complete the private placement unless a minimum of $6 million is raised (including their investment and Battlefield's investment). Please disclose the minimum amount that must be raised by the rights offering and public offering in order for the private placements to close. In addition, please give the range of your ownership percentage based on this minimum and the maximum contemplated by this registration statement, before any shares are resold.

<u>Outside Back Cover</u>

9.   Revise your cover to include all shares being offered, including the shares being offered by your selling shareholder.

        Please address questions regarding all comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

                                        Sincerely,

                                        /s/ Kathryn McHale

                                        Kathryn McHale
                                        Senior Staff Attorney